July 13, 2007

George J. Carter
President
FSP Phoenix Tower Corp.
401 Edgewater Place, Suite 200
Wakefield, MA 01880-6210

Re: FSP Phoenix Tower Corp.
Amendment No. 2 to Form 10
Filed on June 29, 2007
File No. 0-52559

Dear Mr. Carter:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We reissue comment 1 in part. We note your response that it is not customary for public companies to discuss the consequences of hypothetical transactions that have not been proposed and may never be proposed. However, we further note the following disclosures in the S-4 (333-118748) filed in 2005 for the acquisition by Franklin Street of four REITS:

"On June 1, 2003, FSP Corp. acquired 13 real estate investment trusts by merger. …As a result of these mergers, FSP Corp. now holds all of the assets previously held by these acquired REITs. As part of its growth strategy, FSP Corp. may make similar acquisitions in the future. The proposed acquisition of the target REITs is part of that strategy." … "A significant part of FSP Corp.'s growth strategy is to acquire additional real properties by cash purchase or by acquisition of sponsored REITs. Acquisition of additional real estate by acquiring sponsored REITs is an attractive method of acquisition for FSP Corp. because the familiarity with the real property FSP Corp. gains from acting as asset manager allows FSP Corp. better to evaluate the risks of owning the property than is possible in the normal due diligence performed in typical acquisitions. Accordingly, FSP Corp. has previously engaged in transactions similar to the mergers contemplated by the merger agreement. On June 1, 2003, FSP Corp. acquired 13 sponsored REITs by merger. Prior to the conversion, FSP Corp.'s predecessor, FSP Partnership acquired 17 sponsored partnerships by merger. FSP Corp. subsequently sold two of these properties. In fact, all of the 28 properties FSP Corp. currently owns were acquisitions of sponsored partnerships or sponsored REITs. Although there can be no assurance that FSP Corp. will continue to acquire sponsored REITs in the future, such acquisitions are a part of FSP Corp.'s growth strategy."

We note your disclosure that FSP is under no obligation to acquire or to offer to acquire the Company. Please revise to balance this disclosure with disclosure regarding the strategy of FSP as disclosed above and to discuss the consequences to investors of a change from an interest in a corporation owning a specified property for a finite period in which a REIT stockholder would receive a distribution upon liquidation to an investment in a real estate company with a portfolio of properties in which the equity owners are expected to recover their investment from the sale of their FSP common stock.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Rachel Zablow, Accountant, at (202) 551-3428 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: James Burke, Esq. (*via facsimile*)